Exhibit 99.1

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 24, 2026

NOTICE IS HEREBY GIVEN that the Special General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held on March 24, 2026, at 4:00 p.m. Israel time, at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, for the following proposals:

1.	Approval of the terms of office of Mrs. Karin Williger, daughter of Mr. Joseph Williger, as the Company's head of business optimization and business development, commencing January 1, 2026; and

2.
Approval of an extension for a three (3) year period of the Services Agreement between the Company and Willi-Food Investments Ltd., the Company’s controlling shareholder, commencing on January 1, 2026; and

3.	Election of Ms. Michal Fishler Mund as an external director of the Company, replacing Ms. Ayelet Nir, for a first term of three (3) years commencing on June 1, 2026.

Shareholders may transact such other additional business as may properly come before the Meeting or any adjournment or postponement thereof.

One or more shareholders holding at least one percent (1%) of the voting rights at the Meeting may apply to the Company's Board of Directors, in accordance with the provisions of Section 66(b) of the Companies Law, to include a matter on the agenda of the Meeting until February 24, 2026. Should the Board of Directors find that said matter is appropriate to be discussed at the Meeting, the Company will publish an updated agenda.

Shareholders of record at the close of business on Wednesday, February 24, 2026 (the “Record Date”), are entitled to participate and vote at the Meeting and at any adjournment or postponement thereof. Each shareholder of record is entitled to one vote for each Ordinary Share held by him/her on each of the matters on the Meeting’s agenda.

All shareholders are cordially invited to attend the Meeting in person. Shareholders who will not attend the Meeting in person are requested to complete, date, and sign the enclosed form of proxy and to return it promptly, no later than 48 hours prior to the Meeting (i.e., no later than March 22, 2026, at 4:00 p.m., Israel time), to the Company’s offices or to the offices of the Company's transfer agent, Equiniti Trust Company LLC, using the enclosed envelope. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

A shareholder who wishes to vote at the Meeting but is unable to attend in person may appoint a representative to attend the Meeting and vote on their behalf. To do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours prior to the Meeting (i.e., no later than March 22, 2026 at 4:00 p.m. Israel time).

The following Proxy Statement contains additional information with respect to the matters on the agenda.

Shareholders may, at their request and subject to the provisions of the law, review documents related to the Meeting’s agenda at the Company's offices, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, on Israeli business days (Sundays to Thursdays) between 9:00 a.m. and 5:00 p.m. Israel time, following prior coordination with the Company’s Chief Financial Officer, Mr. Yitschak Barabi (phone number +972-8-9321000, fax number +972-8-9321003).

By order of the Board of Directors

Zwi Williger
Chairman of the Board of Directors
Dated: Yavne, Israel
February 18, 2026

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone,
Yavne 8122216, Israel

PROXY STATEMENT

This proxy statement is furnished to the Company’s shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the “Company”) of proxies to be voted at the Special General Meeting (the “Meeting”) of the Company to be held on March 24, 2026, at 4:00 p.m. Israel time at the Company offices, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel (the “Company Offices”), and at any adjournment or postponement thereof. This proxy statement and the proxies solicited hereby will be sent to shareholders on or about February 25, 2026.

General Information

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company (the “Board”). A form of proxy for use at the Meeting is attached. All ordinary shares of the Company, nominal value NIS 0.1 per share (the “Ordinary Shares”), represented at the Meeting by properly executed proxies received at the Company Offices or at the offices of the Company’s transfer agent, Equiniti Trust Company LLC, at least 48 hours prior to the Meeting (i.e., no later than, March 22, 2026 at 4:00 p.m. Israel Time) and which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If the shareholder executing or revoking a proxy does so under a power of attorney or other authorization, including an authorization by a corporation’s board of directors or shareholders, such shareholder must send the Company the original or a duly certified copy of such power of attorney or authorization. A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting, by executing a later proxy (provided that such later proxy is received within the above-referenced time period), or by submitting a written notice of revocation to Mr. Yitschak Barabi, the Company’s Chief Financial Officer, at the Company Offices prior to the Meeting.

If the proxy is properly signed by the shareholder and is not revoked, it will be voted at the Meeting. If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification. Otherwise, subject to applicable law and stock exchange regulations, the proxy will be voted in favor of the matters described herein, as recommended by the Board.

The presence in person or by proxy of two or more shareholders representing no less than twenty-five percent (25%) of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum enabling the Meeting to be conducted. According to the Company’s Articles of Association, if a quorum is not present within half an hour of the time scheduled for the commencement of the Meeting, the Meeting shall be automatically adjourned to one week thereafter at the same time and place, or to a time and place as the Board shall determine by notice to the shareholders (the “Adjourned Meeting”). If a quorum is not present within half an hour of the time scheduled for the Adjourned Meeting, it shall be held as planned with the participation of any number of shareholders holding any number of voting rights.

Proxies will be solicited primarily by mail; however, officers, directors, employees, and agents of the Company, none of whom will receive additional compensation, may solicit proxies by telephone, fax, or other forms of contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries, and other custodians holding Ordinary Shares (in their names or for other shareholders) who ask to receive proxy materials and obtain proxies for the beneficial owners of Ordinary Shares. The Company will bear the cost of such solicitations, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Vote Required for Approval

The approval of the terms of office of Mrs. Karin Williger, daughter of Mr. Joseph Williger, as the Company's head of business optimization and business development (Proposal 1 above) and the approval of an extension for a three (3) year period of the Services Agreement between the Company and Willi-Food Investments Ltd. (Proposal 2 above) require the affirmative vote of the shareholders holding at least a majority of the Ordinary Shares present, in person or by proxy, and voting on each matter, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who have no personal interest in the approval of the matter; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The approval of the election of Ms. Michal Fishler Mund an external director of the Company (Proposal 3 above), require the affirmative vote of the shareholders holding at least a majority of the Ordinary Shares present, in person or by proxy, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company and do not have a personal interest in the approval of the matter other than a personal interest not resulting from a relationship with the controlling shareholder; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

For purposes of Proposal 3, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if the person holds or controls, alone or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

According to the Israeli Companies Law, a “personal interest” of any shareholder in an act or transaction of a company includes a personal interest of any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least five percent (5%) of the shares or holds at least five percent (5%) of the voting rights, or has the right to appoint a director or the CEO. This includes a personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and excludes an interest arising solely from the ownership of the Company’s ordinary shares.

Please note that each shareholder is required to indicate on the proxy card or voting instruction form whether or not he/she has a personal interest in the approval of Proposals 1, 2 and 3 regardless whether he/she votes for or against these proposals and with respect to Proposal 3 each shareholder is required to also indicate on the proxy card or voting instruction form whether or not he/she is a controlling shareholder. If a shareholder fails to notify the Company as to whether or not he/she has a personal interest in the approval of Proposals 1, 2 and 3, or whether or not he/she is a controlling shareholder with respect to Proposal 3, his/her vote will not be counted with respect to the proposal(s) for which he/she failed to provide notification.

Only shareholders of record at the close of business on Wednesday, February 24, 2026 (the “Record Date”), are entitled to vote at the Meeting. At the close of business on the Record Date, 13,930,310 Ordinary Shares were outstanding and eligible for voting at the Meeting. Subject to the voting restrictions described above, each shareholder of record is entitled to one vote for each Ordinary Share held by him or her on each matter on the Meeting’s agenda.

Shareholders may, at their request and subject to the provisions of the law, review documents related to the Meeting’s agenda at the Company Offices on Israeli business days (Sundays to Thursdays) between 9:00 a.m. and 5:00 p.m. Israel time, following prior coordination with the Company’s Chief Financial Officer, Mr. Yitschak Barabi (phone number +972-8-9321000, fax number +972-8-9321003).

If a shareholder wishes to state his or her position with respect to any of the matters described in this proxy statement, in addition to any right he may have under applicable law, he may state such position pursuant to the regulations under the Israeli Companies Law, 5759-1999 (the “Companies Law”) by delivery of a notice to the Company Offices not later than March 14, 2026; the Board shall respond to such notice no later than March 19, 2026.

PROPOSAL NO. 1

APPROVAL OF THE TERMS OF OFFICE OF MRS. KARIN WILLIGER,
DAUGHTER OF MR. JOSEPH WILLIGER, AS THE COMPANY'S BUSINESS
OPTIMIZATION AND BUSINESS DEVELOPMENT, COMMENCING ON THE DATE OF
APPROVAL BY THE SHAREHOLDERS IN THE MEETING

The Board of Directors proposes to appoint Mrs. Karin Williger, daughter of Mr. Joseph Williger, as the head of business optimization and business development of the Company, commencing on the date of approval by the shareholders in the Meeting. Mr. Joseph Williger is the Chief Executive Officer and a director of the Company and a controlling shareholder of the Company.

The following is a brief biography of Mrs. Williger based on information she presented to the Company: Ms. Karin Williger has extensive familiarity with the Company’s operations and business environment, stemming from long-standing exposure to its activities, including import operations, commercial and logistics processes, and product development. She has professional experience in marketing, public relations and brand promotion, including prior roles involving work with international suppliers, data analysis, KPI tracking and performance reporting. In addition, Ms. Williger has experience in project coordination, business communication and process optimization, alongside a strong analytical and organizational skill set. Ms. Williger served in marketing and public relations roles at Estée Lauder, a global cosmetics and beauty products company, from 2010 to 2013. From 2018 to 2020, she was engaged in public relations activities at Aliza Zana & Nitzan Ofir Public Relations, a communications and media relations firm.

Ms. Williger holds a B.A. in Psychology from Reichman University, a B.F.A. in Art and Design from Bezalel Academy of Arts and Design, and additional training in interior design and art psychotherapy. She is fluent in Hebrew and English.

The shareholders will be asked to approve the terms of office of Mrs. Karin Williger as the Company's head of business optimization and business development, commencing on date of approval by the shareholders in the Meeting and for a period of three years, on the following terms and conditions:

(a)          monthly gross salary of 18,000 NIS (approximately USD 5.7 thousand)

(b)          the use of a vehicle, as customary in the Company for such a level of employment

(c)          Annual measurable bonus of 0.1% of actual operating profit

(d)          Social benefits as customary in the Company

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the terms of office of Mrs. Karin Williger, daughter of Mr. Joseph Williger, as the Company's head of business optimization and business development, commencing on the date of approval by the shareholders in the Meeting”

Approval of this Proposal No. 1 requires the affirmative vote of shareholders present in person or by proxy and holding the Company’s ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who have no personal interest in the approval of the matter; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board of Directors
recommend a vote FOR Proposal No. 1

PROPOSAL NO. 2

APPROVAL OF AN EXTENSION FOR A THREE (3) YEAR PERIOD OF THE SERVICES
AGREEMENT BETWEEN THE COMPANY AND WILLI-FOOD INVESTMENTS LTD.,
THE COMPANY’S CONTROLLING SHAREHOLDER, COMMENCING ON JANUARY 1, 2026

The Company has provided certain services to Willi Food Investments LTD., its controlling shareholder, on an on-going basis since the commencement of the Company’s operations, pursuant to a Service Agreement which became effective on May 19, 1997 (the “Services Agreement”). The services provided by the Company include the use of an office space and facilities and certain management, financial, accounting, legal, administrative and secretarial services for a monthly fee paid by Willi Food Investments including VAT and linked to the Israeli Consumer Price Index and payable on a quarterly basis (the “Fee”).

On March 14, 2023, the General Meeting of the shareholders approved the extension of the Services Agreement for a period of three years commencing on January 1, 2023 for a monthly Fee of NIS 10,000 (approximately USD 3.2 thousand) plus VAT. The Services Agreement is mutually terminable upon prior notice of three (3) months.

At the Meeting, the shareholders will be asked to approve an extension of the existing Services Agreement between the Company and Willi Food Investments under the same terms as the existing agreement for a three-year period commencing on January 1, 2026.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to extend the Services Agreement between the Company and Willi Food Investments LTD, for a three-year period, commencing on January 1, 2026.”

Approval of this Proposal No. 2 requires the affirmative vote of shareholders present in person or by proxy and holding the Company’s ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who have no personal interest in the approval of the matter; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Audit Committee and the Board of Directors recommend a vote FOR Proposal No. 2.

PROPOSAL NO. 3

ELECTION OF MS. MICHAL FISHLER MUND AS AN EXTERNAL DIRECTOR OF THE
COMPANY, REPLACING MS. AYELET NIR, FOR A TERM OF THREE (3) YEARS
COMMENCING ON JUNE 1, 2026

The Board of Directors proposes to elect Ms. Michal Fishler Mund as an external director of the Company, for a first term of three years commencing on June 1, 2026.  As previously announced by the Company, Ms. Ayelet Nir has tendered her resignation as an external director, effective as of May 31, 2026, for personal reasons.

The Company is subject to the provisions of the Israeli Companies Law, which requires that a public company have at least two external directors. In addition, each committee of a company’s board entitled to exercise any powers of the board is required to include at least one external director; the audit committee and compensation committee must include all the external directors.

Until the lapse of two years from termination of office, a company, its controlling shareholder or a company controlled by such controlling shareholder, may not engage an external director or his or her spouse or child to serve as an officer in the company or in any entity controlled by the controlling shareholder, it cannot employ or receive professional services for consideration from that person and may not grant such person any benefit, either directly or indirectly, including through a corporation controlled by that person. The same restrictions above apply to relatives other than a spouse or a child but such limitations only apply for one year from the date such external director ceased to be engaged in such capacity.

Under the Companies Law, at least one of the directors who is independent according to Nasdaq rules is required to have “Accounting and Financial Expertise” and the other external directors are required to have “Professional Expertise” (each as defined below). Under the Companies Regulations (Conditions and Criterions for a Director with Accounting and Financial Expertise and for a Director with Professional Qualifications), 5766-2005 (the “Regulations”), a director having Financial and Accounting Expertise is a person who is determined by the Board, due to his/her education, experience and qualifications, to be highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him/her to deeply understand the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the Regulations, a director has ”Professional Expertise” if he/she satisfies one of the following:

(i) the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

(ii) the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the his/her position as a board member; or

(iii) the director has at least five years of experience in one or more of the following (or a combined five years of experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

Under the Companies Law, each Israeli public company is required to determine the minimum number of directors with “Accounting and Financial Expertise” that such company believes is appropriate in light of the company’s type, size, the scope and complexity of its activities and other factors. Once a company has made this determination, it must ensure that the necessary appointments to its board are made in accordance with this determination.

A person may not serve as an external director if he/she is a relative of the controlling shareholder or if, on the date of the person’s appointment or within two years prior to that date, the person, or his/her relatives, partners, employers, someone to whom he/she is subordinated to directly or indirectly or entities under the person’s control, have or had any affiliation with the company, any entity controlling the company, any relative of the company’s controlling shareholders or any entity in which, currently or within the two years preceding the appointment date, the controlling shareholder was the company or the company's controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company – any affiliation to the chairman of the board of directors, to the general manager (Chief Executive Officer), to a shareholder holding 5% or more of the company's shares or voting rights, or to the senior financial officer as of the date of the person’s appointment. Under the Companies Law, “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder, excluding service as a director intended to be an external director on an initial public offering.

Without derogating from the above, a person may not serve as an external director if he/she or his/her relative, partner, employer, someone to whom he/she is subordinated directly or indirectly or any entity under his/her control has a business or professional relationship with an entity with which an affiliation is prohibited as detailed above, even if such relationship is not on a regular basis (excluding negligible relationships). In addition, a person who received compensation other than the compensation permitted by the Companies Law may not serve as an external director.

In addition, a person may not serve as an external director if his/her position or other business activities create or may create a conflict of interest with his/her service as an external director or may otherwise interfere with his/her ability to serve as an external director. If at the time any external director is appointed, all members of the board who are neither controlling shareholders nor relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender.

The Companies Law provides for an initial three-year term for an external director which may be extended for additional three-year terms.

External directors may be compensated only in accordance with the Companies Regulations (Rules regarding Remuneration and Expenses for an External Director), 5760-2000 (the “Remuneration Regulations”), which provide three alternatives for cash compensation to External directors: a fixed amount determined by the Remuneration Regulations, an amount within a range set in the Remuneration Regulations or an amount that is relative to the average compensation of other directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliated. According to the Remuneration Regulations, a company may also issue shares or options to an external director. Cash compensation at the fixed amount determined by the Remuneration Regulations, which does not exceed the "maximum amount", does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders.

An external director is prohibited from receiving any other compensation, directly or indirectly, in connection with his/her service.

Compensation of external directors must be determined prior to their consent to serve as external directors and prior to their appointment as such. The compensation of Ms. Michal Fishler Mund will be as the same as the compensation paid by the Company to its other directors and shall be equal to the "minimum amount" per meeting and the "minimum amount" for the annual compensation, as such amounts are defined and determined in the Remuneration Regulations, as amended.

The Board of Directors has nominated Ms. Fishler Mund to serve as a member of the Audit Committee, the Financial Statements Committee and the Compensation Committee.

The following is a brief bio of Ms. Fishler Mund based on information she presented to the Company:

Ms. Fishler Mund served as co-founder and Chief Investment Officer of Michlol Growth (2021–2024) and as a senior investment manager at Tamuz Growth Fund (2016–2021). In addition, Ms. Fishler Mund served as a business client's manager in the national infrastructure sector at Bank Leumi (2009–2015) and as a manager at TASC Consulting and Capital (2005–2009). Ms. Fishler Mund currently serves as a board member of Volta Solar (since July 2024). Ms. Fishler Mund holds an Executive MBA specializing in finance and risk management from Reichman University and a B.A. in Economics and Business Administration (with high honors) from the University of Haifa.

Ms. Fishler Mund attested to the Board of Directors and to the Company, by completing a statement, that she complies with (i) all the requirements under the Companies Law for serving as an external director and with (ii) all the requirements under applicable Nasdaq rules for serving as an Independent Director. In addition, the Board determined that Ms. Mund satisfies the conditions of “Accounting and Financial Expertise” under the Regulations.

Ms. Fishler Mund will be entitled to exemption and indemnification letters identical to those granted to all directors and officers in the Company.

It is proposed that at the Meeting, the following Resolution be adopted:

"RESOLVED that Ms. Michal Fishler Mund be, and hereby is, elected to hold office as an external director of the Company for a three-year term in accordance with the provisions of the Companies Law and her compensation shall be the "minimum amount" per meeting and the "minimum amount" of the annual compensation, as such amounts are defined and determined in the Companies Regulations (Rules regarding Remuneration and Expenses for an External Director), 5760-2000, as amended."

The approval of Proposal 3 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company and who have no personal interest in the approval of the election other than a personal interest not resulting from a relationship with the controlling shareholder; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each re-election among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Board recommends a vote FOR Proposal No. 3.

INFORMATION ABOUT THE COMPANY

 A copy of the Company’s financial statements for the year ended December 31, 2024, together with the report of the auditors thereon, is available upon request in writing to Mr. Yitschak Barabi, the Company’s Chief Financial Officer, G. Willi-Food International Ltd., 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

Dated: February 18, 2026

By Order of the Board

Zwi Williger, Chairman of the Board of Directors